Mail Stop 3561

November 7, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Thomas E. Bergmann
Chief Financial Officer
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

   Re: Harley-Davidson, Inc.
      Form 10-K for the year ended December 31, 2005
      Filed March 3, 2006
      File No. 001-09183

Dear Mr. Bergmann:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

<u>Item 6. Selected Financial Data, page 29</u>

1. Please revise future filings to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor's understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Management's Discussion and Analysis

– Results of Operations 2005 Compared to 2004, page 31

2. We note that your discussion of the changes in gross profit lists several factors that contributed to the increase in gross margin from 2004 to 2005, however the factors are not quantified as to how much each contributed to the increase. Please revise future filings to discuss and analyze cost of sales (rather than margins) for each period. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales would be beneficial. Please expand your discussion of cost of sales and operating expenses, or selling, administrative and engineering expenses, to quantify and discuss the significant cost components within these broad categories, such as price increases, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that the increase in gross margin in 2005 was due in large part to the favorable motorcycle product mix shipped during the year and also benefited from wholesale price increases, lower costs from manufacturing efficiencies and a decrease in compensation plan costs, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Critical Accounting Policies, page 39

- General

3. We note that your discussion of critical accounting policies includes finance receivable securitizations, finance receivable credit losses, and pensions. In future filings, please consider including a discussion of stock based compensation, and the provision for income taxes as part of your critical accounting policies. See SEC Release No. 33-8350.

– Pensions

4. We note your disclosure that as of the most recent measurement date you lowered the discount rate assumption from 6.25% to 5.5% and reset the assumption for healthcare trend rates. Please explain to us, and disclose in future filings, the reasons for these changes in assumptions.

Liquidity and Capital Resources as of December 31, 2005, page 44

5. We note that your liquidity section includes a discussion of liquidity for the years ended December 31, 2005 and 2004. In future filings, expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Consolidated Statements of Cash Flows, page 54

6. We note your presentation of net (decrease) increase in finance-credit facilities and commercial paper as a financing activity on the face of the statements of cash flow. Please explain to us why you believe it is appropriate to present the changes in the finance credit facilities and commercial paper as "net" rather than "gross" on the face of the statements of cash flow. Please note that we believe that generally, information about the gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts of cash receipts and payments. See paragraphs 11-13 of SFAS No. 95.

7. We note your disclosure that a reclassification was made in December 2005 to present the "origination of retail finance receivables held for sale," "collections on retail finance receivables held for sale," and "proceeds from securitization of retail finance receivables" as operating activities, rather than investing activities, in the statements of cash flows. Please explain to us the basis for this reclassification made during December 2005, including the nature of any changes in the business or in management's assumptions between December 31, 2004 and 2005. Describe for us in detail why each of the amounts for "origination of retail finance receivables held for sale," "collections on retail finance receivables held for sale," and "proceeds from securitization of retail finance receivables" were considered appropriately presented as investing activities during the year ended December 31, 2004 but were determined to be operating activities during the year ended December 31, 2005. In light of the reclassifications made to the statements of cash flows for the year ended December 31, 2004, we do not understand why these activities, regardless of whether finance receivables held for sale were

separately presented on the face of the balance sheet in prior years, were not reclassified to cash flows from operating activities during 2004. Also, please tell us why you believe the changes to operating activities on the statements of cash flows are appropriately presented as a reclassification rather than a correction of an error. It appears based on the disclosures provided in the notes to your financial statements that this should be treated as a restatement of your financial statements.

Furthermore, given that it appears to be a restatement, please tell us why the auditors have not included a reference to the restated amounts in their audit opinion. Additionally, please explain to us what consideration was given to this change in accounting for and classifying the finance receivables in your balance sheet and statements of cash flows in your evaluation of internal controls over financial reporting. Your response should explain in detail why you do not believe this change in accounting or correction of an error is not a material weakness in your internal controls. We may have further comment upon receipt of your response.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies
- Revenue Recognition, page 61

8. We note your disclosure that you offer sales incentive programs to dealers and distributors and the costs are recognized as revenue reductions and are accrued at the later of the date the related sales are recorded or the date the incentive program is approved and communicated. Please tell us, and disclose in future filings, the nature of the sales incentives offered to your customers. Also, consider revising future filings to include a discussion of the sales adjustments made to gross sales, in your Critical Accounting Policies and Estimates section.

Note 4. Financial Services – Finance Debt, page 70

9. We note your disclosure that HDFS is subject to various operating and financial covenants related to the Global Credit Facility and the Notes. Please tell us, and disclose in future filings, the nature of any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien. See paragraphs 18-19 of SFAS No. 5.

Item 9A. Controls and Procedures, page 90

10. We note that in your evaluation of disclosure controls and procedures you refer to Rule 13a-15(e). Please note that the rules regarding the definition of disclosure controls and procedures are located in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please refer to the appropriate Rules and state that your conclusion is "as of the end of the period covered by the report." See Item 307 of Regulation S-K. Additionally, we note your disclosure that management has concluded that the disclosure controls and procedures "were effective as of the date of such evaluation to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Form 10-Q for the quarter ended June 25, 2006

Management's Discussion and Analysis

11. We note your disclosure that during the first six months of 2005, stock compensation expense was higher primarily as a result of the accelerated amortization of expense for stock awards granted to the Company's former Chief Executive Officer. Please explain to us when the acceleration of the vesting of these stock awards occurred and the reasons for the acceleration. Also, tell us if there were any other stock awards for which vesting has been accelerated.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief